# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: PEDEVCO CORP., CIK 0001141197
CUSIP: 70532Y303
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 575 N. Dairy Ashford Road, Suite 210, Houston, Texas (TX), 77079
Date of event which requires filing of this statement: 10/31/2025
Filed by CIK 0001839103
Persons authorized to receive notices and communications: Tim Gray, 2727 Allen Parkway,, Suite 1850, Houston, Texas (TX), 77019, (713) 335-4700

## Reporting persons
- Juniper Capital II GP, L.P. (CIK 0001839104): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 37,658,222; sole dispositive power 0; shared dispositive power 37,658,222; aggregate amount beneficially owned 37,658,222 (14.34% of the class)
- Juniper Capital III GP, L.P. (CIK 0001839103): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 62,793,710; sole dispositive power 0; shared dispositive power 62,793,710; aggregate amount beneficially owned 62,793,710 (23.91% of the class)
- Juniper North Peak Partners GP, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 6,048,068; sole dispositive power 0; shared dispositive power 6,048,068; aggregate amount beneficially owned 6,048,068 (2.3% of the class)
- Juniper Capital IV GP, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 33,727,280; sole dispositive power 0; shared dispositive power 33,727,280; aggregate amount beneficially owned 33,727,280 (12.84% of the class)
- Edward Geiser (CIK 0001839074): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 140,227,280; sole dispositive power 0; shared dispositive power 140,227,280; aggregate amount beneficially owned 140,227,280 (53.39% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001 per share
Name of issuer: PEDEVCO CORP.
Address of issuer's principal executive offices: 575 N. Dairy Ashford Road, Suite 210, Houston, Texas (TX), 77079

## Item 2. Identity and Background
Name of person filing:
This Schedule 13D is filed by Juniper Capital II GP, L.P. ("Fund II GP"), a Delaware limited partnership, Juniper Capital III GP, L.P. ("Fund III GP"), a Delaware limited partnership, Juniper North Peak Partners GP, L.P. ("North Peak Partners GP"), a Delaware limited partnership, Juniper Capital IV GP, L.P., a Delaware limited partnership ("Fund IV GP"), and Edward Geiser, an individual resident of the State of Texas and citizen of the United States (collectively, the "Reporting Persons").

Fund II GP has dispositive power over shares of Common Stock through its general partner interest in (i) Juniper Capital II, L.P. ("Fund II"), a Delaware limited partnership and investment fund that was formed on September 22, 2014, and (ii) Juniper NPR Partners, L.P. ("NPR Partners"), a Delaware limited partnership and investment fund that was formed on May 19, 2017. Fund II holds its shares of Common Stock, through its ownership interest in North Peak Oil & Gas Holdings, LLC, a Delaware limited liability company ("NPOG Holdings"), and its ownership interest in Century Oil and Gas Holdings, LLC, a Delaware limited liability company ("COG Holdings"). NPR Partners holds its shares of Common Stock, through its ownership interest in COG Holdings. Fund II's agreement of limited partnership dictates that the disposition of a material asset held by Fund II, such as the investment in the Issuer, must be approved by two of the three members of the Investment Committee of Fund II GP, one of whom must be Edward Geiser. NPR Partners does not have a separate investment committee -it is bound by any and all decisions made by the Fund II GP Investment Committee on behalf of Fund II, subject to certain limited exceptions. The day-to-day operations of Fund II and NPR Partners are managed by Juniper Capital Advisors, L.P., a Delaware limited partnership ("JCA"), pursuant to separate management agreements.

Fund III GP has dispositive power over shares of Common Stock through its general partner interests in Juniper Capital III, L.P. ("Fund III"), a Delaware limited partnership and investment fund that was formed on September 14, 2017. Fund III holds its shares of Common Stock through its ownership interest in NPOG Holdings and its ownership interest in COG Holdings. Fund III's agreement of limited partnership dictates that the disposition of a material asset held by Fund III, such as the investment in the Issuer, must be approved by two of the three members of the Investment Committee of Fund III GP, one of whom must be Edward Geiser. The day-to-day operations of Fund III are managed by JCA pursuant to a management agreement.

North Peak Partners GP has dispositive power over shares of Common Stock through its general partner interests in Juniper North Peak Partners, L.P. ("North Peak Partners"), a Delaware limited partnership and investment fund that was formed on May 19, 2022. North Peak Partners holds its shares of Common Stock through its ownership interest in NPOG Holdings. North Peak Partners does not have a separate investment committee -it is bound by any and all decisions made by the Fund III GP Investment Committee on behalf of Fund III, subject to certain limited exceptions. The day-to-day operations of North Peak Partners are managed by JCA pursuant to a management agreement.

Fund IV GP has dispositive power over shares of Common Stock through its general partner interests in Juniper Capital IV, L.P. ("Fund IV"), a Delaware limited partnership and investment fund that was formed on February 5, 2020. Fund IV's agreement of limited partnership dictates that the disposition of a material asset held by Fund IV, such as the investment in the Issuer, must be approved by two of the four members of the Investment Committee of Fund IV GP, one of whom must be Edward Geiser. The day-to-day operations of Fund IV are managed by Juniper Capital Investment Management, L.P., a Delaware limited partnership ("JCIM"), pursuant to a management agreement.

JCA was formed on July 24, 2014, is a registered investment advisor under the Investment Advisers Act of 1940, as amended, and is principally engaged in the business of advising private funds and separate accounts that invest in securities for which it serves as, direct or indirect, investment manager, including Fund II, NPR Partners, Fund III and North Peak Partners. JCA is controlled by its general partner, Juniper Capital Advisors GP, LLC ("Advisors GP"). Edward Geiser is the sole member of Advisors GP.

JCIM was formed on February 5, 2020, is a registered investment advisor under the Investment Advisers Act of 1940, as amended, and is principally engaged in the business of advising private funds and separate accounts that invest in securities for which it serves as, direct or indirect, investment manager, including Fund IV. JCIM is controlled by its general partner, Advisors GP. Edward Geiser is the sole member of Advisors GP.

We refer to JCA, JCIM, Fund II, Fund III, Fund IV, NPR Partners, North Peak Partners, Fund II GP, Fund III GP, Fund IV GP and North Peak Partners GP as the "Juniper Parties."

The principal address of each of the Juniper Parties is 2727 Allen Parkway, Suite 1850, Houston, Texas 77019. Additional information called for by this item with respect to Edward Geiser and the current members of the Investment Committees of Fund II GP, Fund III GP and Fund IV GP is contained in Schedule A attached hereto and is incorporated herein by reference.

During the last five years, none of the Reporting Persons or any of the members of the Investment Committees of Fund II GP, Fund III GP or Fund IV GP have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Residence or business address: The information set forth in Item 2(a) of this Schedule 13D is hereby incorporated herein by reference.
Present principal occupation or employment: The information set forth in Item 2(a) of this Schedule 13D is hereby incorporated herein by reference.
Criminal convictions in the last five years: The information set forth in Item 2(a) of this Schedule 13D is hereby incorporated herein by reference.
Civil proceedings (securities laws) in the last five years: The information set forth in Item 2(a) of this Schedule 13D is hereby incorporated herein by reference.
Citizenship: The information set forth in Item 2(a) of this Schedule 13D is hereby incorporated herein by reference.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
On October 31, 2025, the Issuer entered into an Agreement and Plan of Merger (the "Merger Agreement") with NP Merger Sub, LLC, a Delaware limited liability company and wholly owned subsidiary of the Issuer ("First Merger Sub"), COG Merger Sub, LLC, a Delaware limited liability company and wholly owned subsidiary of the Issuer ("Second Merger Sub"), North Peak Oil & Gas, LLC, a Delaware limited liability company ("NPOG"), Century Oil and Gas Sub-Holdings, LLC, a Delaware limited liability company ("COG"), and, solely for the purposes of the specified provision therein, North Peak Oil & Gas Holdings, LLC, a Delaware limited liability company. On October 31, 2025 (the "Closing Date"), pursuant to the Merger Agreement, (a) First Merger Sub merged with and into NPOG, with NPOG surviving the merger as a wholly owned subsidiary of the Issuer; (b) Second Merger Sub merged with and into COG, with COG surviving the merger as a wholly owned subsidiary of the Issuer (clauses (a) and (b), together, the "Mergers"); (c) all of the issued and outstanding limited liability company interests of each of NPOG and COG were converted automatically into the right to receive, in the aggregate, 10,650,000 validly issued, fully paid and nonassessable shares (the "Preferred Stock") of Series A Convertible Preferred Stock (the "Aggregate Merger Consideration"); and (d) the Aggregate Merger Consideration was paid as follows: (i) 46,268,310 shares to NPOG Holdings, which prior to the closing of the mergers contemplated in the Merger Agreement (the "Closing") was the sole member of NPOG ("NPOG Parent"), and (ii) 60,231,690 shares to COG Holdings which, prior to the Closing, was the sole member of COG ("COG Parent").

Subject to the terms and conditions of that certain Second Amended and Restated Certificate of Designations of PEDEVCO Corp. Establishing the Designations, Preferences, Limitations and Relative Rights of Its Series A Convertible Preferred Stock as filed with the Secretary of State of the State of Texas (the "Certificate of Designations"), the Preferred Stock will automatically convert into shares of Common Stock (an "Automatic Conversion") at a ratio of 10-to-1, immediately following the expiration of the twenty calendar day period commencing on the distribution to the Issuer's shareholders of an information statement (the "Information Statement") in accordance with Rule 14c-2 of Regulation 14C promulgated under the Securities Exchange Act of 1934, as amended (the "Automatic Conversion Date"). The Preferred Stock issued as Aggregate Merger Consideration convert, on the Automatic Conversion Date, into an aggregate of 106,500,000 shares of Common Stock (the "Merger Conversion Shares").

The foregoing descriptions of the Merger Agreement and the Certificate of Designations do not purport to be complete and are qualified in their entirety by the full text of such documents, which are attached as exhibits to this Schedule 13D and incorporated herein by reference.

Concurrently with the closing of the Merger Agreement, J PED, LLC, a wholly-owned subsidiary of Fund IV, subscribed for and purchased an aggregate of 3,372,728 shares of Preferred Stock (the "PIPE Preferred Shares"), at a price per share equal to $5.50, pursuant to its entry into the Series A Convertible Preferred Stock Subscription Agreement in favor of the Issuer. When converted in full, the PIPE Preferred Shares will convert into 33,727,280 shares of Common Stock (the "PIPE Conversion Shares", and together with the Merger Conversion Shares, the "Conversion Shares").

On the Closing Date, the Issuer entered into a Shareholder Agreement (the "Shareholder Agreement") with (a) NPOG Holdings, (b) COG Holdings (together with NPOG Holdings, the "Juniper Shareholder") (c) solely for purposes of certain limited provisions of the Shareholder Agreement, certain other parties (collectively, the "Specified Shareholder"), (each of clauses (a) through (c), a "Holder" and, collectively, the "Holders"), setting forth certain rights and obligations described more fully below.

## Item 4. Purpose of Transaction
Purpose of transaction:
The response to Item 3 above is incorporated herein by reference. The Reporting Persons acquired the securities described in this Schedule 13D for investment purposes and intend to review their investments in the Issuer on a continuing basis. Any actions the Reporting Persons might undertake may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Persons' review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer's business, financial condition, operations and prospects; price levels of the Issuer's securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

(a) - (c) See Item 3 above.

(d) Pursuant to the Certificate of Designations, from the Closing Date to the Automatic Conversion Date, the Juniper Shareholder is entitled to elect one member (the "Preferred Director") of the board of directors of the Issuer (the "Board"), which such election shall occur (i) at the annual meeting of shareholders of the Issuer, (ii) at any special meeting of shareholders called for the purposes of electing directors, (iii) at any special meeting of holders of the Preferred Stock called by holders of greater than 50% of the then aggregate shares of issued and outstanding Preferred Stock (the "Majority in Interest") or (iv) by the written consent of a majority of the outstanding shares of Preferred Stock entitled to vote for the Preferred Director in the manner and on the basis as otherwise provided by law. On the Closing Date, the Issuer appointed Joshua Schmidt as the Preferred Director.

Additionally, pursuant to the Shareholder Agreement, from the Closing Date to the Automatic Conversion Date, the Juniper Shareholder shall have the right (but not the obligation) to designate one individual as a non-voting board observer, who shall have the right to attend all meetings of the Board. The Shareholder Agreement also provides that from and after the Automatic Conversion Date, the Board will consist of six directors or such greater number as approved by the Board in accordance with the organizational documents of the Company and be constituted as follows:

(i) three directors nominated by the Juniper Shareholder (the "Juniper Directors"), which must include at least one independent director;

(ii) two directors nominated by the Nominating and Corporate Governance Committee of the Board (the "Governance Committee") (other than the Juniper Directors then-serving on such committee), which must include at least one independent director; and

(iii) one independent director mutually agreed in writing by the Juniper Shareholder and the Governance Committee (other than the Juniper Directors then-serving on the Governance Committee).

The right of the Juniper Shareholder to nominate Juniper Directors pursuant to the Shareholder Agreements will depend on its, together with its affiliates', ownership of the Conversion Shares on the applicable date of determination as measured relative to the total number of shares of Common Stock issued and outstanding as of the time of the Automatic Conversion ("Juniper Beneficial Ownership"), as follows: if Juniper Beneficial Ownership is 50% or more, it may nominate three Juniper Directors including one which must be an independent director; if Juniper Beneficial Ownership is between 30% and 49.9%, it may nominate two Juniper Directors; if Juniper Beneficial Ownership is between 10% and 29.9%, it may nominate one Juniper Director; and if Juniper Beneficial Ownership is less than 10%, it loses the right to nominate any Juniper Directors.

The Shareholder Agreement also provides that the Board is prohibited from increasing or decreasing the number of members of the Board without (i) the affirmative vote of a majority of the independent directors then on the Board that are not Juniper Directors, and (ii) the written consent of the Juniper Shareholder.

Subject to compliance with applicable law and stock exchange rules, for so long as the Juniper Shareholder is entitled to designate at least one Juniper Director to the Board, at least one Juniper Director shall serve as a member of each committee of the Board (other than the Audit Committee of the Board) and each subcommittee of any such committee, and a Juniper Director shall be designated as the chairperson of the Compensation Committee and the Governance Committee of the Board, subject to certain limited exceptions.

Additionally, the Shareholder Agreement contains (i) customary "demand" and "piggyback" registration rights; (ii) customary information and inspection rights; and (iii) provisions renouncing the Issuer's interest and expectancy in certain corporate opportunities to the extent permissible under applicable law, subject to limited exceptions.

The foregoing descriptions of the Shareholder Agreement and the Certificate of Designations do not purport to be complete and are qualified in their entirety by the full text of such documents, which are attached as exhibits to this Schedule 13D and incorporated herein by reference.

(e) - (f) None.

(g) In connection with the Mergers and upon the terms and subject to the conditions set forth in the Merger Agreement, the Issuer amended and restated its existing Bylaws, which were approved by the Board on October 29, 2025, and became effective on October 31, 2025 (as so amended and restated, the "A&R Bylaws"). The A&R Bylaws were adopted to, among other things, give effect to the governance provisions of the Shareholder Agreement.

The foregoing description of the A&R Bylaws does not purport to be complete and is qualified in its entirety by the full text of the A&R Bylaws, which is attached as an exhibit to this Schedule 13D and incorporated herein by reference.

Pursuant to the Certificate of Designations, so long as any shares of Preferred Stock are outstanding, the Issuer will not and will cause its subsidiaries not to, without first obtaining the approval of the holders of a Majority in Interest, voting together as a single class, take certain corporate actions, including, among others: amend its certificate of formation, bylaws or the Certificate of Designations; increase or decrease the size of the board of directors; change the line of business or materially alter the nature of its operations; issue or redeem any equity or equity-linked securities; incur indebtedness above specified thresholds; enter into or consummate any merger, acquisition, disposition or other change-of-control transaction; make material capital expenditures or investments; engage in related-party transactions; or adopt a shareholder rights plan or similar arrangement, among other things.

Further, upon the terms and subject to the conditions set forth in the Merger Agreement, the Issuer agreed, as promptly as reasonably practicable following, and in any event within 10 business days following, the expiration of the 20-day period contemplated by Rule 14c-2(b) promulgated under the Exchange Act with respect to the Information Statement (but not prior to the occurrence of the Automatic Conversion), (i) to amend and restate its existing Amended and Restated Certificate of Formation (the "Existing Charter," and the Existing Charter, as so amended and restated, the "Second A&R Charter") substantially in the form of Exhibit D to the Merger Agreement to, among other things: remove references to a prior reverse stock split; update the number, names and addresses of initial directors; permit Juniper and its affiliates to pursue competing or overlapping ventures and expressly waive the Issuer's right to participate in such renounced business opportunities, except where opportunities arise solely from a director's role or rights under the Shareholder Agreement; provide for a supermajority (66 2/3%) voting requirement for altering specified provisions of the Second A&R Charter (including the provisions waiving corporate opportunities as discussed above); and revise applicable voting standards so that, unless otherwise required by law or the Second A&R Charter, actions requiring shareholder approval may be authorized by a majority of the outstanding shares entitled to vote under Texas law; and (ii) to file with the Secretary of State of the State of Texas an amendment to the Second A&R Charter, substantially in the form of Exhibit E to the Merger Agreement (the "Reverse Split Amendment"), to effect a reverse stock split of the issued and outstanding Common Stock by a ratio of between one-for-ten to one-for-twenty, inclusive, with the exact ratio to be set at a whole number to be determined by the Board or a duly authorized committee thereof in its discretion, among other things, pursuant to authority granted to the Board by a majority of the stockholders of the Issuer.

The foregoing descriptions of the Second A&R Charter and the Reverse Split Amendment do not purport to be complete and are qualified in their entirety by the full text of such form documents as they appear in Exhibits D and E, respectively, of the Merger Agreement, which is attached an exhibit to this Schedule 13D and incorporated herein by reference.

(h) - (j) None.

Depending on overall market conditions or other factors, the Juniper Parties may acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions, including pursuant to registered transactions pursuant to the Shareholder Agreement. In addition, the Juniper Parties and their designees to the Board may engage in discussions with management, the Board, and securityholders of the Issuer and other relevant parties or encourage, cause or seek to cause the Issuer or such persons to consider or explore extraordinary corporate transactions, such as: a merger, reorganization or other transaction that could result in the de-listing or de-registration of the Common Stock; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer's business or corporate structure, including changes in management or the composition of the Board. There can be no assurance, however, that any Juniper Party will propose such a transaction or that any such transaction would be successfully implemented.

Other than as described above, the Reporting Persons do not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Persons may change their purpose or formulate different plans or proposals with respect thereto at any time.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The information contained in rows 11 and 13 on each of the cover pages of this Schedule 13D is incorporated by reference in its entirety into this Item 5(a).

Such information sets forth, as of the date of this Schedule 13D and after giving effect to the Automatic Conversion, the aggregate number of shares of Common Stock and percentage of Common Stock beneficially owned by each of the Reporting Persons based on 92,519,352 shares of Common Stock issued and outstanding as of the Closing Date, as reported on the Issuer's Current Report on Form 8-K filed on November 3, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose: The information contained in rows 7, 8, 9 and 10 on each of the cover pages of this Schedule 13D is incorporated by reference in its entirety into this Item 5(b).
Transactions in the class effected during the past sixty days: The responses to Items 2 and 3 are incorporated herein by reference for a description of any transactions in the class of securities reported on that were effected during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The information set forth or incorporated in Items 2, 3 and Item 4 is hereby incorporated herein by reference.

Except as set forth herein, none of the Reporting Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
1. Joint Filing Agreement, dated November 7, 2025

2. Agreement and Plan of Merger, dated October 31, 2025, by and among PEDEVCO Corp., NP Merger Sub, LLC, COG Merger Sub, LLC, North Peak Oil & Gas, LLC, Century Oil and Gas Sub-Holdings, LLC, and North Peak Oil & Gas Holdings, LLC (incorporated by reference to Exhibit 2.1 to the Issuer's Current Report on Form 8-K filed on November 3, 2025)

3. Second Amended and Restated Certificate of Designations of PEDEVCO Corp. Establishing the Designations, Preferences, Limitations and Relative Rights of Its Series A Convertible Preferred Stock (incorporated by reference to Exhibit 3.1 to the Issuer's Current Report on Form 8-K filed on November 3, 2025)

4. Shareholder Agreement, dated as of October 31, 2025, by and among the PEDEVCO Corp., North Peak Oil & Gas Holdings, LLC, Century Oil and Gas Holdings, LLC, and, solely for purposes of certain limited provisions contained therein, Dr. Simon G. Kukes and The SGK 2018 Revocable Trust (incorporated by reference to Exhibit 10.2 to the Issuer's Current Report on Form 8-K filed on November 3, 2025)

5. Amended and Restated Bylaws of PEDEVCO Corp. (incorporated by reference to Exhibit 3.2 to the Issuer's Current Report on Form 8-K filed on November 3, 2025)

6. Schedule A

## Signatures
- Juniper Capital II GP, L.P.: /s/ Edward Geiser, Edward Geiser, Authorized Person (11/07/2025)
- Juniper Capital III GP, L.P.: /s/ Edward Geiser, Edward Geiser, Authorized Person (11/07/2025)
- Juniper North Peak Partners GP, L.P.: /s/ Edward Geiser, Edward Geiser, Authorized Person (11/07/2025)
- Juniper Capital IV GP, L.P.: /s/ Edward Geiser, Edward Geiser, Authorized Person (11/07/2025)
- Edward Geiser: /s/ Edward Geiser, Edward Geiser (11/07/2025)